Filed by Pelican Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pelican Acquisition Corporation

Commission File No. 001-42666

Date: October 22, 2025

As previously disclosed, on September 9, 2025, Pelican Acquisition Corporation, a Cayman Islands exempted company with limited liability (“PELI” or “SPAC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Pelican Holdco, Inc., a Texas corporation (“Holdco”), Pelican Merger Sub, Inc., a Texas corporation and wholly-owned subsidiary of Holdco (“Pelican Merger Sub”), Greenland Exploration Limited, a Texas Corporation (“Greenland”), Greenland Merger Sub, Inc., a Texas corporation and a wholly-owned subsidiary of Holdco (“Greenland Merger Sub”), March GL Company, a Texas corporation (“March GL”, and together with Greenland, each a “Company” and collectively, the “Companies”), and March GL Merger Sub, Inc., a Texas corporation and a wholly-owned subsidiary of Holdco. Upon the closing of the transaction, the combined company will operate under the name Greenland Energy Company and is expected to be listed on the NASDAQ Stock Market under the ticker symbol “GLND.”

On October 22, 2025, Robert Price, the CEO of March GL Company made the following communication on the below Fortune article.

Veteran oilman Robert Price was regaled with stories of dogsledding and adventures in Greenland as a child from his father who served as a military weatherman there during World War II.

Those stories kept the massive, icy North American territory in his mind until this year. After a series of still-pending deals, Price will soon become the CEO of Texas-based Greenland Energy, the first publicly traded company created to drill for oil onshore in Greenland, The first well is tentatively scheduled for next summer.

Pristine Greenland is potentially home to one of the world’s largest oilfield reserves. But it’s also the sparsely populated territory that U.S. President Trump wants to annex for strategic geopolitical and military purposes—very much against the wishes of Greenland and the Kingdom of Denmark that oversees the autonomous territory. Greenland, with its rapidly melting ice sheet, also is an example of global climate change largely caused by fossil fuels. And the project is taking advantage of a loophole in Greenlandic law intended to ban oil drilling.

“I’ve drilled for millions of barrels of oil while drilling wildcat wells my whole life, but I’ve never had the opportunity to drill for billions of barrels of oil,” Price told Fortune. “It’s truly an extraordinary opportunity.”

Price and executive chairman Larry Swets aren’t tone deaf. They’re acutely aware of the political and environmental sensitivities that have thrust quiet Greenland into the headlines this year. Their effort is not related to American annexation, they insist, and, while any oil production has an environmental impact, this is a relatively small-scale project in eastern Greenland far away from the population.

“Regardless of the overall political climate out there, I believe that the Greenland people deserve to know whether or not they have one of the largest oilfields in the world,” Price said.

They hope potential investors are enthused enough to agree. There is obvious risk, Swets said, but the potential upside is huge. “This isn’t just a hope and a prayer. There’s a direct link from your capital to potential oil production, and that’s a pretty favorable risk-reward from my perspective,” Swets said.

Price and Swets are betting their costs eventually will prove lower than the industry average because they’re drilling old-school, conventional wells that go straight down—not the modern, complicated horizontal drilling and fracking involved in the U.S. shale boom. However, energy analysts point to the high costs of setting up in a new remote environment in harsh weather without local infrastructure, labor, or equipment. Then there are the added expenses with exporting the oil and gas—the demand is all international, said Lewis Lawrence, senior analyst with the Wood Mackenzie energy research firm. And it certainly doesn’t help that the timing coincides with low oil prices amid a global glut.

“It’s surprising. It’s high-risk, high-reward,” Lawrence said. “They must go after big targets. If it comes through, then it could be an exciting project. There are not many basins globally that are undrilled. But history tells you in Greenland, based on the lack of success so far, there’s also a good chance that it does go bust. That’s why it’s a high-risk, frontier exploration program.”

Long history, lack of results

That history of Greenland oil goes back more than 50 years. Fresh off the massive Prudhoe Bay oil discovery in Alaska in the late 1960s, the Atlantic Richfield Co., better known as ARCO—later acquired by BP—identified offshore Greenland as a top oil prospect in the 1970s.

ARCO and others spent more than $100 million on seismic surveying and assessments of Greenland with plans to develop oil and gas in the territory. But, after some initial drilling pilot programs were unsuccessful, dreams of Greenland’s black gold fell by the wayside when the oil industry infamously went bust in the ‘80s.

The scientific case for exploration dates back many millions of years to continental drift when Greenland was believed to be closely connected to Norway and the British Isles. Research has shown that oil seepage from Greenland is comparable to the global benchmark quality of Brent oil from Norway’s mature North Sea.

Smaller efforts popped up in Greenland over the years, but nothing came to fruition. The UK’s Cairn Energy—now Capricorn Energy—abandoned the most recent drilling effort in 2011 after mixed, mostly failed results.

Nearly all of these projects were offshore though, and Greenland Energy is taking an onshore approach. Despite decades of geological study, eastern Greenland’s Jameson Land Basin remains completely undrilled until potentially next summer.

Price and Swets believe Jameson could be the next Prudhoe Bay. They acquired all of ARCO’s historic seismic surveying data for the Jameson region, which helped them hone in on specific drilling locations. Getting the grandfathered drilling licenses—emphasis on “grandfathered”—into one consolidated company is trickier, but manageable thanks to a series of rapid-fire, convoluted deals.

Last year, London-based Bluejay Mining acquired London’s White Flame Energy, changing its name to 80 Mile to reflect the expansion of the business model to include oil and gas.

White Flame was founded over a decade ago to explore for oil and gas in Greenland. No development came to pass, but the company critically won three licenses for exploration in the Jameson basin. The licenses received three-year extensions in 2024 prior to the 80 Mile deal.

Citing climate change concerns and the melting ice sheet, Greenland implemented a moratorium on oil and gas drilling in 2021—seemingly bringing all oil dreams to an end—but the government agreed that White Flame’s licenses were grandfathered and remained valid. The government confirmed the legality of the licenses to Fortune, but declined interview requests.

Seeing an opportunity, Price started Texas-based March GL and, in April, he partnered with 80 Mile for the licenses. March GL leads the operations while 80 Mile keeps a 30% stake in the project.

“We have the only onshore licenses in all of Greenland,” Price boasted.

Thanks to mutual friends at ThinkEquity, Price and Swets met early this year and hit it off. Swets, who has expertise with special-purpose acquisition companies (SPACs), formed Greenland Exploration with his investment and merchant banking firm, FG Nexus, and agreed to merge with March GL and find a suitable SPAC to take the company public.

In September, they agreed to be acquired by a SPAC, Pelican Acquisition Corp., in a reverse merger, which will take the pending Greenland Energy Co. public at a $215 million implied valuation when and if the deal closes.

The only problem is the ongoing government shutdown could delay the intended December closing date to January or so, they said.

Is the oil actually reachable?

This month, the team began landing equipment to start building the 3-mile road from the coast to the first well. Road construction is expected to begin early next year. Next summer, the plan is for a barge to bring over the drilling rig to start the first well. A second pilot well is scheduled for fall 2026.

The team already is contracted with oilfield services giant Halliburton, IPT Well Solutions, and Stampede Drilling.

The aim is to drill the first well slowly, entering five different geologic zones and testing for oil and gas in each of them. “Once we are hopefully fortunate to discover an oilfield, the costs will certainly come down,” Price argued.

A 2008 U.S. Geological Survey report on eastern Greenland estimated there are recoverable reserves of 31.4 billion barrels of oil equivalent, which could make the region one of the world’s top oil and gas basins.

However, while nearby, nearly all the estimated reserves are in offshore waters, and the estimate does not count potential volumes from the nearby Jameson Land Basin. The report specifically states, “The Jameson Land Basin [was] considered to have less than a 10% chance of containing a technically recoverable hydrocarbon accumulation.”

Price contends the Jameson portion of the USGS report is outdate and inaccurate, pointing to a much more recent 2025 third-party review from Sproule ERCE energy consultants that estimates the Jameson basin could hold 9 billion net barrels of recoverable crude oil. The new report contends the first two wells, if successful, could produce more than 1.2 billion barrels of oil combined, with upside of as high as a combined 4 billion barrels.

“We know the oil is there. The question is, ‘Where is it trapped?’” Price said. “This is not a one in 10 shot. This is a very high percentage of discovering what could be one of the largest oilfields in the world.”

Energy analyst Lewis Lawrence finds it interesting that the government extended the exploration licenses last year, despite the moratorium. The political winds in Greenland pushing for independence from Denmark seem to lean more in favor of welcoming the oil sector in some form, he said.

“There seems to be a little bit of flip-flopping internally with Greenland as to whether they want to progress with some kind of oil and gas future or not,” Lawrence said.

And, while Greenland Energy may represent a longshot bid, Lawrence added, “If a big enough discovery were made, then it could compete globally.”

About Greenland Exploration Limited

Greenland Exploration Limited is a Texas-based entity focused on developing strategic positions in North American energy assets. Through its partnerships and future acquisitions, Greenland aims to deliver long-term shareholder value in a dynamic and evolving energy market.

About March GL Company

March GL Company, a privately-owned Texas Corporation, entered into an agreement with 80 Mile for drilling to commence at the Jameson oil and gas basin in Greenland. March GL will fund 100% of the costs associated with up to two exploration wells which are designed to delineate the sedimentary structure and energy potential of the Jameson Land Basin. In return, March GL will earn through 80 Mile’s subsidiary company up to 70% interest of the entire basin. March GL Company will be appointed as Field Operations Manager. More information is available on its website www.MarchGL.com.

About Pelican Acquisition Corporation

Pelican Acquisition Corporation is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Pelican is not limited to any particular industry or geographic region in identifying prospective targets.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the Business Combination, Holdco intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a document that serves as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all SPAC shareholders. Holdco and SPAC will also file other documents regarding the Business Combination with the SEC. Before making any voting or investment decision, investors, shareholders and other interested persons of Holdco, the Companies and SPAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with Business Combination carefully and in their entirety as they become available because they will contain important information about the Business Combination. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Holdco and SPAC through the website maintained by the SEC at www.sec.gov. The documents filed by Holdco and SPAC with the SEC also may be obtained free of charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Pelican Holdco Inc.,1185 Avenue of the Americas, Suite 304, New York, NY 10036 or Pelican Acquisition Corporation, 1185 Avenue of the Americas, Suite 304, New York, NY 10036, respectively.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Holdco, the Companies, SPAC and the proposed Business Combination. Any statements other than statements of historical fact contained in this communication, including statements regarding the anticipated benefits and timing of the completion of the Business Combination, statements about each Company’s market opportunity and the potential growth of that market, Each Company’s strategy, outcomes and growth prospects, trends in each Company’s industry and markets and the competitive environment in which each Company operates, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements (including projections) are predictions, and other statements about future events or conditions that are based on current expectations, estimates and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, which factors will be discussed in documents of Holdco and SPAC filed, or to be filed, with the Securities and Exchange Commission (“SEC”). You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Holdco, and other documents that will be filed by Holdco and SPAC from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. The Recipients are cautioned not to put undue reliance on forward-looking statements, including projections, and Holdco assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, any change in their expectations, conditions or circumstances on which any such statement is based, or otherwise. Neither Holdco, the Companies nor SPAC gives any assurance that either Holdco, the Companies or SPAC will achieve its expectations.

Participants in the Solicitation

Holdco, the Companies, SPAC and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of the directors and executive officers of Holdco, the Companies and SPAC, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in Holdco’s and SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus included in the Form S-4 for the Business Combination, which is expected to be filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of Holdco, the Companies, SPAC or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE PROPOSED TRANSACTION, ANY SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.